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                             June 23, 2021

       Philip Sands
       Chief Executive Officer
       Grow Solutions Holdings, Inc.
       222-111 Research Drive
       Saskatoon
       Saskatchewan, Canada S7N 3R2

                                                        Re: Grow Solutions
Holdings, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 21, 2021
                                                            File No. 024-11559

       Dear Mr. Sands:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Matt Stout